Exhibit 21.1

Subsidiaries of Registrant

Prestige Home Centers, Inc.	Florida
Mountain Financial, Inc. (a subsidiary of Prestige Home Centers, Inc.)	Florida
Majestic Homes, Inc. (a subsidiary of Prestige Home Centers, Inc.)	Florida